[redacted]

SECU 09057012 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA L+M Financial Services
LAUREN + Merlin Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5570 Pearl Rd L.L. 98
(No. and Street)

Parma (City) OH (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren A. Ferrante 440-884-4495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD A FRANK
(Name – *if individual, state last, first, middle name*)

6151 WILSON MILLS RD (Address) HIGHLAND HTS (City) OH (State) 44143 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAUREN A. FERRANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L & M FINANCIAL SERVICES, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward A. Krause, Attorney
Notary Public: State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

Edward A. Krause
Notary Public

Lauren A. Ferrante
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

L & M FINANCIAL SERVICES

December 31, 2008

RICHARD A. FRANK, CERTIFIED PUBLIC ACCOUNTANT
6151 Wilson Mills Road, Suite 210, Highland Heights, OH 44143
Phone: 440-720-1940 ~ Fax: 440-720-1942

RICHARD A. FRANK
Certified Public Accountant
6151 Wilson Mills Road, Suite 210
Highland Heights, OH 44143
Phone 440-720-1940 ~ FAX 440-720-1942

February 24, 2009

The Stockholders
L & M Financial Services
Cleveland, Ohio

We have audited the accompanying balance sheet of L & M Financial Services as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in retained earnings, cash flow, and computation of net capital for the period then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services at December 31, 2008, and the results of its operations for the twelve months ended December 31, 2008, in conformity with generally accepted accounting principles.

Further, it is our opinion that the computation of net capital is fairly stated in all respects and no material differences exist between the computation of net capital and the broker-dealer's corresponding unaudited Part IIA. In addition, no material inadequacies were found to exist.

Richard A. Frank
Certified Public Accountant

L & M FINANCIAL SERVICES
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Current Assets			
Cash in bank	$ 9,688.80		
Accounts receivable-trade	14,133.32		
Total Current Assets		$23,822.12	
Property, Plant and Equipment			
Furniture, fixtures, and equipment	14,365.00		
Machinery and equipment	9,609.00		
Depreciation-furniture & fixtures	(14,365.00)		
Depreciation-machinery & equipment	(9,609.00)		
Total Property, Plant & Equipment		0.00	
Other Assets			
Deposits	25,675.00		
Investments	83,789.24		
Total Other Assets		109,464.24	
Total Assets			$133,286.36

LIABILITIES AND EQUITY

Current Liabilities			
Accounts payable-trade	$ 6,004.20		
Accrued commissions & other expenses payable	3,853.58		
Accrued payroll taxes	418.73		
Total Current Liabilities		$10,276.51	
Equity			
Common stock	141,000.00		
Retained earnings deficit	(17,790.15)		
Treasury stock at cost	(200.00)		
Total Equity		123,009.85	
Total Liabilities and Equity			$133,286.36

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

	Amount	Percent
Income		
Sales	$306,646.74	97.9
Capital gain (loss) on investments	4,084.61	1.3
Dividend Income	1,062.50	0.3
Interest Income	1,490.36	0.5
Total Income	313,284.21	100.0
Expenses		
Bank service charges	20.00	0.0
Commissions	82,196.11	26.2
Dues and subscriptions	3,219.03	1.0
Insurance	7,794.64	2.5
Margin interest expense	2,442.23	0.8
Office expenses	25,379.51	8.1
Operating expenses	15,367.59	4.9
Postage	85.00	0.0
Professional fees	4,180.00	1.4
Rent	17,919.09	5.7
Salaries and wages	122,829.00	39.2
Taxes on payroll	10,207.32	3.3
Telephone	6,214.32	2.0
Total Expenses	297,853.84	95.1
Net Income/(Loss)	$ 15,430.37	4.9

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
JANUARY 1, 2008, THROUGH DECEMBER 31, 2008

Balance as of January 1, 2008	$141,000.00
Changes during the year 2008	-0-
Balance as of December 31, 2008	$141,000.00

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN RETAINED EARNINGS
JANUARY 1, 2008, THROUGH DECEMBER 31, 2008

Balance as of January 1, 2008	$(33,220.52)
2008 Net Income	15,430.37
2008 Stockholder Distributions	-0-
Balance as of December 31, 2008	$(17,790.15)

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
JANUARY 1, 2008, THROUGH DECEMBER 31, 2008

Cash flow from operations	
Net income per income statement	$15,430.37
Accounts receivable-trade decrease	6,480.27
Investments decrease	139.51
Accounts payable trade decrease	(36,414.75)
Accrued commissions and other expenses payable decrease	(1,805.37)
Accrued payroll taxes payable decrease	(2,157.11)
Cash flow from operations	(18,327.08)
Cash received from shareholders for the purchase of additional shares of stock	-0-
Cash used to repurchase shareholder's stock	-0-
Cash distributions to shareholders	-0-
Net decrease in cash	(18,327.08)
Cash balance beginning of year	28,015.88
Cash balance end of year	$ 9,688.80

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2008

Allowable assets:		
Total assets		$133,286.36
Difference in investment value:		
Investments @ market value	$31,081.32	
Less investments @ cost	83,789.24	
Difference		(52,707.92)
Security deposit		(675.00)
Total allowable assets		79,903.44
Less current liabilities		10,276.51
Net capital before haircuts		69,626.93
Haircut on the market value of investments		(4,662.00)
Net capital		$ 64,964.93

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Nature of Business

The company operates as a discount securities brokerage firm. All trades are cleared and settled through RBC Correspondent Services, a Division of RBC Capital Markets, a member of The New York Stock Exchange and The Securities Investor Protection Corporation.

Accounts Receivable-Trade

Accounts receivable-trade represents commissions due from brokers and agents at the end of the month. These amounts are generally paid by the 5th business day of the following month.

Depreciation

The company's property, plant, and equipment are depreciated using the MACRS method. All of the company's property, plant, and equipment have been fully depreciated.

Deposits

The company maintains a $25,000 security deposit at RBD Correspondent Services and a $675 security deposit for the company's rented office space.

Investment

This represents the cost of listed securities held at RBC Correspondent Services, in the name of the company. The market value of such securities at December 31, 2008, was $31,081.32.

Accounts Payable – Trade

This represents the amount of margin debt due RBC Correspondent Services.

Accrued Commission and Other Expenses Payable

Accrued commissions payable represents commissions due to registered representatives at the end of the month--$3,853.58. These amounts are generally paid by the 7th business day of the following month. There were no other expenses payable.

Accrued Payroll Taxes

Accrued payroll taxes represents city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the proper taxing authority by their applicable due date.

Treasury Stock at Cost

This represents the cost to reacquire, from a stockholder, previously issued common stock.

Federal Income Tax

The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: L&M FINANCIAL SERVICES [0013]

SEC File Number: 8- 42456 [0014]

Address of Principal Place of Business: 5510 PEARL RD [0020]

PARMA [0021] OH [0022] 44129 [0023]

Firm ID: 26247 [0015]

For Period Beginning 10/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: LAUREN A. FERRANTE [0030] Phone: 440-884-4495 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

	Allowable	Non-Allowable	Total
1. Cash	9,689 [0200]		9,689 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	39,133 [0295]		
B. **Other**	[0300]	[0550]	39,133 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	31,081 [0424]		
E. **Spot commodities**	[0430]		31,081 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities**			

	[0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities**			
	[0170]			
	B. **Other securities**			
	[0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market**			
	[0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	675 [0735]	675 [0930]
12.	**TOTAL ASSETS**	79,903 [0540]	675 [0740]	80,578 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	6,004 [1315]	6,004 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	3,853 [1155]	[1355]	3,853 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	419 [1205]	[1385]	419 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
2. **Includes equity subordination (15c3-1(d)) of** [1010]				
D. **Exchange memberships contributed for use of company, at market value**			[1430]	0 [1740]
E. **Accounts and other borrowings not qualified for net capital purposes**		[1220]	[1440]	0 [1750]
20. **TOTAL LIABLITIES**		4,272 [1230]	6,004 [1450]	10,276 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. **Preferred stock**	[1791]
B. **Common stock**	141,000 [1792]
C. **Additional paid-in capital**	[1793]
D. **Retained earnings**	-70,498 [1794]
E. **Total**	70,502 [1795]
F. **Less capital stock in treasury**	-200 [1796]
24. **TOTAL OWNERSHIP EQUITY**	70,302 [1800]
25. **TOTAL LIABILITIES AND OWNERSHIP EQUITY**	80,578 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2008 [3932] Period Ending 12/31/2008 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	30,744 [3935]
b.	**Commissions on listed option transactions**	9,424 [3938]
c.	**All other securities commissions**	17,421 [3939]
d.	**Total securities commissions**	57,589 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	-10,397 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	6,794 [3995]
9.	Total revenue	53,986 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		19,800 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		175 [4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		1,970 [4195]
15.	Other expenses		29,899 [4100]

16.	Total expenses		51,844 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		2,142 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		2,142 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		14,133 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)–Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC CAPITAL MARKETS CORPORATIO [4335A2]	All [4335B]
8- ______ [4335C]	[4335C2]	[4335D]
8- ______ [4335E]	[4335E2]	[4335F]
8- ______ [4335G]	[4335G2]	[4335H]
8- ______ [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		70,302 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		70,302 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		70,302 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	675 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-675 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		69,627 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment**		

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		4,662 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-4,662 [3740]
10. Net Capital			64,965 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	284 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	14,965 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	64,537 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		4,272 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	4,272 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 7 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			68,160 [4240]
	A.	Net income (loss)		2,142 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			70,302 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]